UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
February 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	FRN Variable Rate Fix 02 January 2009
Exhibit No. 2	FRN Variable Rate Fix 09 January 2009
Exhibit No. 3	Publication of Final Terms 13 January 2009
Exhibit No. 4	Publication of Final Terms 14 January 2009
Exhibit No. 5	FRN Variable Rate Fix 15 January 2009
Exhibit No. 6	FRN Variable Rate Fix 16 January 2009
Exhibit No. 7	FRN Variable Rate Fix 16 January 2009
Exhibit No. 8	FRN Variable Rate Fix 16 January 2009
Exhibit No. 9	FRN Variable Rate Fix 16 January 2009
Exhibit No. 10	FRN Variable Rate Fix 16 January 2009
Exhibit No. 11	Full Early Redemption 19 January 2009
Exhibit No. 12	FRN Variable Rate Fix 19 January 2009
Exhibit No. 13	FRN Variable Rate Fix 19 January 2009
Exhibit No. 14	FRN Variable Rate Fix 20 January 2009
Exhibit No. 15	Issue of Notes 20 January 2009
Exhibit No. 16	FRN Variable Rate Fix 21 January 2009
Exhibit No. 17	FRN Variable Rate Fix 21 January 2009
Exhibit No. 18	FRN Variable Rate Fix 21 January 2009
Exhibit No. 19	FRN Variable Rate Fix 21 January 2009
Exhibit No. 20	Director/PDMR Shareholding 22 January 2009
Exhibit No. 21	FRN Variable Rate Fix 22 January 2009
Exhibit No. 22	FRN Variable Rate Fix 23 January 2009
Exhibit No. 23	Publication of Final Terms 29 January 2009
Exhibit No. 24	Total Voting Rights 30 January 2009

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: 2 February, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: 2 February, 2009
                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit No. 1

As Agent Bank, please be advised of the following rate determined on: 02-Jan-2009

Issue                                                   Barclays Bank Plc - Series 161
                                                           GBP 1,250,000,000.00 Under the GBP 30,000,000,000 Debt Issuance Programme

FRN Due 2010

ISIN Number                                     XS0308497014
Common Code / 144A

ISIN
Issue Nomin GBP                               1,250,000,000.00
Period                                                 02-Jan-2009 to 02-Apr-2009                   Payment Date 02-Apr-2009
Number of Days                                  90
Rate                                                    2.725
Denomination GBP                             1,000.00

Amount Payable per                            6.72

Denomination

Bank of New York
Rate Fix Desk                                            Telephone               44 1202 689580
Corporate Trust Services                            Facsimile                44 1202 689601

Exhibit No. 2

Re:                               BARCLAYS BANK PLC.
                                    GBP 2000000000
                                    MATURING: 16-May-2018
                                    ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Dec-2008 TO 16-Jan-2009 HAS BEEN FIXED AT 2.980000 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Jan-2009 WILL AMOUNT TO:
GBP 126.55 PER GBP 50000 DENOMINATION

Exhibit No. 3

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to Barclays Bank PLC's issue of GBP 2,000,000,000 Floating Rate Guaranteed Notes due January 2012 under the Barclays PLC and Barclays Bank PLC £30,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5348L_1-2009-1-13.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Information Memorandum dated 20 October 2008 for the Barclays PLC and Barclays Bank PLC £30,000,000,000 Debt Issuance Programme) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Information Memorandum whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 4

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to Barclays Bank PLC's issue of USD 250,000,000 Floating Rate Guaranteed Notes due January 2012 under the Barclays PLC and Barclays Bank PLC £30,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6275L_1-2009-1-14.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Information Memorandum dated 20 October 2008 for the Barclays PLC and Barclays Bank PLC £30,000,000,000 Debt Issuance Programme) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Information Memorandum whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 5

As Agent Bank, please be advised of the following rate determined on: 15-Jan-2009

Issue                                         BARCLAYS BANK PLCUSD 600,000,000

                Undated Floating Rate Primary Capital Notes

ISIN Number                            GB0000779529
ISIN Reference
Issue Nomin USD                     600,000,000.00

Period                                       20-Jan-2009 to 20-Jul-2009        Payment Date 20-Jul-2009
Number of Days                        181
Rate                                          1.68750
Denomination USD                    10,000.00                             100,000.00

Amount Payable per                   84.84                                    848.40
Denomination

Bank of New York
Rate Fix Desk                                                    Telephone                44 1202 689580
Corporate Trust Services                                    Facsimile                 44 1202 689601

Exhibit No. 6

As Agent Bank, please be advised of the following rate determined on: 16-Jan-2009

Issue                                 Barclays Bank PLC Series 157

        EUR 1,250,000,000 Callable Floating Rate
                 Subordinated Notes due 2016

ISIN Number                    XS0240949791
ISIN Reference
Issue Nomin EUR              1,250,000,000.00
Period                                20-Jan-2009 to 20-Apr-2009             Payment Date 20-Apr-2009
Number of Days                 90
Rate                                   2.62800
Denomination EUR             50,000.00

Amount Payable per           328.50
Denomination

Bank of New York
Rate Fix Desk                                        Telephone          44 1202 689580
Corporate Trust Services                        Facsimile           44 1202 689601

Exhibit No. 7

Re:                                   BARCLAYS BANK PLC.
                                        GBP 1000000000
                                        MATURING: 16-Dec-2011
                                        ISIN: XS0372548197

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jan-2009 TO 16-Feb-2009 HAS BEEN FIXED AT 2.171250 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Feb-2009 WILL AMOUNT TO:
GBP 92.2 PER GBP 50000 DENOMINATION

Exhibit No. 8

Re:                               BARCLAYS BANK PLC.
                                    GBP 2000000000
                                    MATURING: 16-May-2018
                                    ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jan-2009 TO 16-Feb-2009 HAS BEEN FIXED AT 2.221250 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Feb-2009 WILL AMOUNT TO:
GBP 94.33 PER GBP 50000 DENOMINATION

Exhibit No. 9

Re:                                 BARCLAYS BANK PLC.
                                      GBP 1600000000
                                      MATURING: 16-Nov-2018
                                      ISIN: XS0398796895

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jan-2009 TO 16-Feb-2009 HAS BEEN FIXED AT 2.221250 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Feb-2009 WILL AMOUNT TO:
GBP 94.33 PER GBP 50000 DENOMINATION

Exhibit No. 10

Re:                               BARCLAYS BANK PLC.
                                    GBP 1000000000
                                    MATURING: 16-May-2019
                                    ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jan-2009 TO 16-Feb-2009 HAS BEEN FIXED AT 2.221250 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Feb-2009 WILL AMOUNT TO:
GBP 94.33 PER GBP 50000 DENOMINATION

Exhibit No. 11

Please be advised the following issue will be redeemed at par due to a EARLY REDEMPTION on 2 February 2009.
-- Barclays Series 7659 GBP 34,000,000 Due 2 February 2012 - XS0283222080
The outstanding balance will therefore be Zero
Please amend your records accordingly.

Exhibit No. 12

As Agent Bank, please be advised of the following rate determined on: 19/11/08

Issue                                        Barclays Bank PLC - Series 170 - EUR

   1,500,000,000 FRN due 22 Nov 2011

ISIN Number                           XS0400716444
ISIN Reference                        40071644
Issue Nomin EUR                    1,500,000,000
Period                                      21/11/08 to 23/02/09            Payment Date 23/02/09
Number of Days                       94
Rate                                         4.37
Denomination EUR                  50,000                         1,500,000,000

Amount Payable per                 570.53                        17,115,833.33
Denomination

Bank of New York
Rate Fix Desk                                                Telephone             44 1202 689580
Corporate Trust Services                               Facsimile               44 1202 689601

Exhibit No. 13

 As Agent Bank, please be advised of the following rate determined on: 31/12/08

Issue                                      Barclays Bank Plc Series 172 - USD 2,000,000,000 FRN  due 5 December 2011

ISIN Number                        XS0403958571
ISIN Reference                     40395857
Issue Nomin USD                 2,000,000,000
Period                                   05/01/09 to 05/02/09           Payment Date 05/02/09
Number of Days                    31
Rate                                      1.48625
Denomination USD                50,000                             2,000,000,000

Amount Payable per              63.99                               2,559,652.78
Denomination

Bank of New York
Rate Fix Desk                                         Telephone                  44 1202 689580
Corporate Trust Services                        Facsimile                    44 1202 689601

Exhibit No. 14

Re:                                  BARCLAYS BANK PLC.
                                       GBP 1000000000
                                       MATURING: 16-May-2019
                                       ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jan-2009 TO 16-Feb-2009 HAS BEEN FIXED AT 2.221250 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Feb-2009 WILL AMOUNT TO:
GBP 94.33 PER GBP 50000 DENOMINATION

Exhibit No. 15

BARC LAYS BANK PLC

20 January 2009
Barclays Bank PLC issues Nuclear Power Notes

ISSUER:	Barclays Bank PLC (the “Issuer”)
SECURITIES:	Notes Linked to Guaranteed Contingent Value Rights Instruments (the “Nuclear Power Notes”)
NUMBER OF SECURITIES:	520,157,401
ISIN:	GB00B3F6P319
ISSUE PRICE:	GBP0.74 per Note
UNDERLYING INSTRUMENT:	Guaranteed Contingent Value Rights Instruments (the “CVRs”)
UNDERLYING ISSUER:	Lake Acquisitions Limited
UNDERLYING GUARANTOR:	EDF Energy plc
NOTE PAYING AGENT:	Computershare Investor Services PLC
NOTE REGISTRAR:	Computershare Investor Services PLC
CALCULATION AGENT:	Barclays Bank PLC
ISSUE DATE:	19 January 2009
ADMISSION TO TRADING:	PLUS-quoted market
DEALING TO COMMENCE:	20 January 2009

520,157,401 Nuclear Power Notes were issued on 19 January 2009 in connection with Lake Acquisition Limited's offers for British Energy Group plc (as further described in the prospectus dated 5 November 2008 (the “Prospectus ”)), pursuant to the Partial CVR Alternative, of which, 207,657,505 Nuclear Power Notes were issued to nominated Eligible British Energy Ordinary Shareholders to satisfy elections for the Basic CVR Alternative and the balance of 312,499,896 Nuclear Power Notes were issued to Lake Acquisitions Limited for the purpose of satisfying further elections by Eligible British Energy Ordinary Shareholders on the Second CVR Settlement Date. Any excess Nuclear Power Notes which are not required for this purpose will be cancelled.

The CVRs were issued on 19 January 2009 by Lake Acquisitions Limited to the Issuer only and to no other person, in connection with the Partial CVR Alternative as further described in the Prospectus.

Application has been made to PLUS Markets plc for the Nuclear Power Notes to be admitted to trading on the PLUS-quoted market. The application was approved by PLUS Markets plc on 19 January 2009 and dealing in the Nuclear Power Notes commenced on 20 January 2009 at 8.00 a.m. (GMT).

Barclays is acting for Lake Acquisitions and no one else in connection with the issue of the Nuclear Power Notes and will not be responsible for providing the regulatory protections afforded to clients of Barclays  to anyone other than Lake Acquisitions or for providing advice in relation to the issue of the Nuclear Power Notes or any other advice. Barclays is regulated in the United Kingdom by the Financial Services Authority.

In this announcement capitalised terms that are not defined have the meanings set out in the Prospectus.

ENQUIRIES:

Sven Pongs             +44(0)20 7773 8990

Florin Coseraru     +44(0)20 3134 1194

This announcement is not a prospectus. The Prospectus relating to the admission to trading of the Nuclear Power Notes was published on 5 November 2008. Copies of the Prospectus are available free of charge during normal business hours from the registered office of the Issuer and from the specified office of the Note Paying Agent as further set out in the Prospectus.

This announcement is for information only and shall not constitute an offer to buy, sell, issue, or subscribe for, or the solicitation of an offer to buy, sell or issue, or subscribe for any securities, nor shall there be any sale of securities in the United States or in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities referred to herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold or transferred in the United States or to or for the account or benefit of a U.S. Person absent registration or an applicable exemption from registration requirements.

Persons (including, without limitation, nominees and trustees) who have a contractual or other legal obligation to forward a copy of this announcement should seek appropriate advice before taking any action.

Neither the content of the Issuer’s website nor any website accessible by hyperlinks on the Issuer’s website is incorporated in, or forms part of, this announcement.

Exhibit No. 16
Re:                       BARCLAYS BANK PLC.
                            GBP 1000000000
                            MATURING: 16-Jun-2011
                            ISIN: XS0372547975

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jan-2009 TO 16-Feb-2009 HAS BEEN FIXED AT 2.121250 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Feb-2009 WILL AMOUNT TO:
GBP 90.08 PER GBP 50000 DENOMINATION

Exhibit No. 17

Re:                   BARCLAYS BANK PLC.
                        GBP 1000000000
                        MATURING: 16-Dec-2011
                        ISIN: XS0372548197

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jan-2009 TO 16-Feb-2009 HAS BEEN FIXED AT 2.171250 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Feb-2009 WILL AMOUNT TO:
GBP 92.2 PER GBP 50000 DENOMINATION

Exhibit No. 18

Re:                             BARCLAYS BANK PLC.
                                  GBP 2000000000
                                  MATURING: 16-May-2018
                                  ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jan-2009 TO 16-Feb-2009 HAS BEEN FIXED AT 2.221250 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Feb-2009 WILL AMOUNT TO:
GBP 94.33 PER GBP 50000 DENOMINATION

Exhibit No. 19

Re:                         BARCLAYS BANK PLC.
                              GBP 1600000000
                              MATURING: 16-Nov-2018
                              ISIN: XS0398796895

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jan-2009 TO 16-Feb-2009 HAS BEEN FIXED AT 2.221250 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Feb-2009 WILL AMOUNT TO:
GBP 94.33 PER GBP 50000 DENOMINATION

Exhibit No. 20

BARCLAYS PLC
22 January 2009

Director/PDMR shareholding: Disclosure and Transparency Rule 3.1.4R(1)(a)

Pursuant to Disclosure and Transparency Rule 3.1.2R, Barclays PLC ("the Company") has been notified by Frits Seegers, a Director of the Company, that on 1 August 2007, he granted a third party bank security over 896,364 ordinary shares of 25 pence each in the Company held by him (representing approximately 0.01% of the current issued share capital of the Company).  Mr Seegers retains beneficial ownership of all such ordinary shares.

For further information please contact:

ANALYSTS AND INVESTORS
Mark Merson                                                        +44 (0) 20 7116 5752
John McIvor                                                          +44 (0) 20 7116 2929

MEDIA
Alistair Smith                                                         +44 (0) 20 7116 6132
Marc Hazelton                                                       +44 (0) 20 7116 6040

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services, with an extensive international presence in Europe, the
USA
, Africa and
Asia
.  With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 150,000 people. Barclays moves, lends, invests and protects money for over 42 million customers and clients worldwide.

Exhibit No. 21

As Agent Bank, please be advised of the following rate determined  on: 22/01/09

Issue                                           Barclays Bank PLC - Series 165 - EUR 100,000,000 CMS-Linked Notes due 25 Jan 2018

ISIN Number                             XS0342861670
ISIN Reference                          34286167
Issue Nomin EUR                      100,000,000
Period                                        25/01/09 to 25/01/10                             Payment Date 25/01/10
Number of Days                         365
Rate                                           5.
Denomination EUR                     50,000                        100,000,000

Amount Payable per                   2,500.00                     5,000,000.00

Denomination

Bank of New York
Rate Fix Desk                                                       Telephone                        ¦ 44 1202 689580
Corporate Trust Services                                       Facsimile                        ¦ 44 1202 689601

Exhibit No. 22
As Agent Bank, please be advised of the following rate determined on: 23-Jan-2009

Issue                                         BARCLAYS BANK PLCGBP 200,000,000 Undated Floating Rate Primary Capital Notes Series 3

ISIN Number                           XS0015014615
ISIN Reference
Issue Nomin GBP                    200,000,000.00
Period                                     30-Jan-2009 to 30-Apr-2009                   Payment Date    30-Apr-2009
Number of Days                      90
Rate                                        2.88750
Denomination GBP                  250,000.00

Amount Payable per                1,779.77
Denomination

Bank of New York
Rate Fix Desk                                                         Telephone                        44 1202 689580
Corporate Trust Services                                         Facsimile                         44 1202 689601

Exhibit No. 23

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to Barclays Bank PLC's issue of GBP 333,000,000 Floating Rate Guaranteed Notes due January 2012 under the Barclays PLC and Barclays Bank PLC £30,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4867M_1-2009-1-29.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Information Memorandum dated 20 October  2008 for the Barclays PLC and Barclays Bank PLC £30,000,000,000 Debt Issuance Programme) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Information Memorandum whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 24
30 January 2009

Barclays PLC – Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC’s issued share capital consists of 8,374,434,560 ordinary shares with voting rights as at 29 January 2009. There are no ordinary shares held in Treasury.

The above figure (8,374,434,560) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA’s Disclosure and Transparency Rules.